CUSIP No. 549333201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LUCAS ENERGY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

549333201
(CUSIP Number)

Lucas Energy Shareholders for Change
c/o Jeffrey E. Eberwein
4 Lockwood Avenue
Old Greenwich, Connecticut 06870
(917) 576-9420

Frederic Dorwart
Frederic Dorwart, Lawyers
124 East Fourth Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 26, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Jeffrey Eberwein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		1,025,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,025,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,025,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.10%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Alfred John Knapp, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		133,800
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
133,800
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
133,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.53%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
CCM Opportunistic Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		58,300
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
58,300
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.23%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
CCM Opportunistic Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		58,300
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
58,300
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.23%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

1	NAMES OF REPORTING PERSONS
Aaron J. Kennon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		25,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
25,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.10%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
David M. Heikkinen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		79,600
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
79,600
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
79, 600
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.32%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.                      Security and Issuer

This statement on Schedule 13D is filed with the Securities and Exchange Commission on September 27, 2012 by the Reporting Persons (defined below) with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Lucas Energy, Inc. (the “Issuer” or the “Company”).  The principal executive office address of the Issuer is 3555 Timmons Lane, Suite 1550, Houston, Texas 77027.

Item 2.                      Identity and Background

(a)	This Schedule 13D is jointly filed by (each a “Reporting Person” and collectively, the “Reporting Persons”):

•	Jeffrey Eberwein (“Mr. Eberwein”)
•	Alfred John Knapp, Jr. (“Mr. Knapp”), CCM Opportunistic Partners, LP (“CCM Partners”) and CCM Opportunistic Advisors, LLC (“CCM Advisors”)
•	Aaron J. Kennon (“Mr. Kennon”)
•	David M. Heikkinen (“Mr. Heikkinen”)

The foregoing Reporting Persons are members of a “group” within the meaning of Rule 13d-5 and/or Section 13(d)(3) of the Act, formed by the Reporting Persons as of September 26, 2012 and known as Lucas Energy Shareholders for Change.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b), (c)

Mr. Eberwein:
•	The principal business address for Mr. Eberwein is 4 Lockwood Avenue, Old Greenwich, Connecticut 06870.
•	The principal occupation of Mr. Eberwein is a private investor.

Mr. Knapp, CCM Partners and CCM Advisors
•	The principal business address for Mr. Knapp is 919 Milam Street, Suite 1900, Houston, Texas 77002.
•	The principal business address for each of CCM Partners and CCM Advisors is 1177 West Loop South, Suite 1310, Houston, Texas 77027.
•	The principal occupation of Mr. Knapp is serving as president of Andover Group, Inc. and as manager of CCM Advisors.
•	The principal business of CCM Partners is investing in securities.
•	The principal business of CCM Advisors is serving as the investment manager of CCM Partners.

Mr. Kennon:
•	The principal business address for Mr. Kennon is 420 Lexington Avenue, Suite 2006, New York, New York 10170.

•	The principal occupation of Mr. Kennon is as chief executive officer of Clear Harbor Asset Management, LLC.

Mr. Heikkinen:
•	The principal business address for Mr. Heikkinen is 2255 Goldsmith Street, Houston, Texas 77030.
•	The principal occupation of Mr. Heikkinen is as owner of Heikkinen Energy Advisors.

(d) – (e)

During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Messrs. Eberwein, Knapp, Kennon, and Heikkinen are United States citizens. CCM Partners is a Texas limited partnership.  CCM Advisors is a Texas limited liability company.

Item 3.                      Source and Amount of Funds or Other Consideration

•
As of the date hereof, Mr. Eberwein owns 1,025,000 shares of Common Stock and had invested approximately $1,750,457.43 (including commissions and fees) in such shares.  The shares of Common Stock owned by Mr. Eberwein were purchased with personal funds on the open market.

•
As of the date hereof, Mr. Knapp owns 75,500 shares of Common Stock and had invested approximately $140,725.20 (including commissions and fees) in such shares. The shares of Common Stock owned by Mr. Knapp were purchased with personal funds on the open market.

•
As of the date hereof, CCM Partners owns 58,300 shares of Common Stock and had invested approximately $97,359.41 (including commissions and fees) in such shares. The shares of Common Stock owned by CCM Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) on the open market.

•
As of the date hereof, Mr. Kennon owns 25,000 shares of Common Stock and had invested approximately $39,931.75 (including commissions and fees) in such shares. The shares of Common Stock owned by Mr. Kennon were purchased with personal funds on the open market.

•
As of the date hereof, Mr. Heikkinen owns 79,600 shares of Common Stock and had invested approximately $151,008 (including commissions and fees) in such shares. The shares of Common Stock owned by Mr. Heikkinen were purchased with personal funds on the open market.

Item 4.                      Purpose of Transaction

The Reporting Persons, who have, as of September 26, 2012, formed a group known as Lucas Energy Shareholders for Change (“LESC”), purchased Shares based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other means, the purchase and sale of shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The purposes of the acquisitions of the Common Stock were investment. The acquisitions of the Common Stock were made in the ordinary course of business.

The Reporting Persons currently seek to engage the Issuer’s board of directors in discussions concerning corporate strategy, on-going business operations, potential asset sales, membership of the board of directors, and company management, among other topics.  By press release issued by LESC on September 27, 2012, LESC requested that the board of directors of the Company call a special meeting of shareholders for the purpose of electing additional directors to the Company’s board of directors.  By letter to the Company of September 26, 2012 Mr. Eberwein individually, requested that the Company’s board of directors call a special meeting for the same purpose.

Consistent with their investment purpose, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer, and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to the Issuer’s operations and the foregoing current plans of the Reporting Persons. The Reporting Persons may discuss ideas that, if effected, may result in a change of the current plans and in the acquisition by persons of additional Common Stock of the Issuer, the disposition of Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer and/or other changes in the board of directors of the Issuer, its operations or its corporate structure.

No Reporting Person has any present plan or proposal which would relate to, or could result in, any of the matters referred to in subparagraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with the completion of, or following, any of the actions discussed herein. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

This Schedule 13D is not a solicitation of any action by stockholders of the Issuer. If a proxy statement is completed and filed, stockholders are advised to read the proxy statement when it becomes available because it will contain important information, and stockholders should rely on such proxy statement and not on this Schedule 13D. The proxy statement, if filed, will be available for free at the SEC’s website at http://www.sec.gov.

Item 5.                      Interest in Securities of the Issuer

(a) – (b)

As of August 3, 2012, the Issuer had 25,025,785 shares of Common Stock outstanding, based on the information contained in the Issuer’s Form 10-Q for the quarter ended June 30, 2012, filed on August 14, 2012.

As of the time of this filing, Mr. Eberwein owns 1,025,000 shares of Common Stock (approximately 4.10%) in the Jeffrey E. Eberwein Revocable Trust U/A 10-01-2010 (the “Eberwein Shares”).  Mr. Eberwein, as the Trustee, has the sole power to vote and dispose of the Eberwein Shares.

As of the date hereof, CCM Partners owns 58,300 shares of Common Stock (approximately 0.23%) (the “CCM Shares”).  As the investment manager of CCM Partners, CCM Advisors is in possession of sole voting and investment power for the CCM Shares and may also be deemed to beneficially own the CCM Shares. As the manager of CCM Advisors, Mr. Knapp is in possession of sole voting and investment power for the CCM Shares and may also be deemed to beneficially own the CCM Shares, in addition to the shares owned by him individually.  Each of CCM Advisors and Mr. Knapp disclaim beneficial ownership of the CCM Shares.

As of the date hereof, Mr. Knapp owns 75,500 shares of Common Stock (approximately 0.30%) (the “Knapp Shares”). Mr. Knapp has the sole power to vote and dispose of the Knapp Shares.

As of the date hereof, Mr. Kennon owns 25,000 shares of Common Stock (approximately 0.10%) (the “Kennon Shares”). Mr. Kennon has the sole power to vote and dispose of the Kennon Shares.

As of the date hereof, Mr. Heikkinen owns 79,600 shares of Common Stock (approximately 0.32%) (the “Heikkinen Shares”). Mr. Heikkinen has the sole power to vote and dispose of the Heikkinen Shares.

In addition, LESC, the group that has been formed by the Reporting Persons, may be deemed to beneficially own the 1,263,400 shares of Common Stock of the Issuer (approximately 5.05%) held by all of the Reporting Persons combined, and each of the Reporting Persons may be deemed to beneficially own the shares of each other Reporting Person.

The filing of this Schedule shall not be construed as an admission that any of the Reporting Persons is, for any purpose, the beneficial owner of the Common Stock held by any other Reporting Person, and each disclaims beneficial ownership of the shares held by the others.

(c)

During the last 60 days, the Reporting Persons have purchased (or sold) the following shares of Common Stock of the Issuer on the open market:

Jeffrey E. Eberwein
Purchase Date	Quantity	Price per Share	Total Cost	Form of Transaction
07/11/12	41,100.00	1.4479	59,507.07	Open Market
07/12/12	13,200.00	1.4511	19,154.93	Open Market
07/13/12	54,000.00	1.4990	80,944.69	Open Market
07/16/12	28,700.00	1.5139	43,448.88	Open Market
07/17/12	49,255.00	1.5455	76,125.45	Open Market
07/18/12	1,900.00	1.5537	2,952.00	Open Market
07/20/12	100.00	1.6200	162.00	Open Market
08/02/12	590,000.00	1.7495	1,032,180.32	Open Market
08/14/12	23,500.00	1.7436	40,973.43	Open Market
08/15/12	13,900.00	1.7663	24,551.45	Open Market
08/17/12	25,222.00	1.8010	45,425.05	Open Market
08/21/12	46,418.00	1.7578	81,593.98	Open Market
08/22/12	14,705.00	1.7476	25,698.71	Open Market
08/31/12	20,000.00	1.6762	33,523.90	Open Market
09/04/12	39,540.00	1.6952	67,026.83	Open Market
09/07/12	40,460.00	1.6913	68,428.74	Open Market
09/26/12	23,000.00	2.1200	48,760.00	Open Market

David M. Heikkinen
Purchase Date	Quantity	Price per Share	Total Cost	Form of Transaction
08/17/12	1,200.00	1.7800	2,136.00	Open Market
08/22/12	900.00	1.7800	1,602.00	Open Market
08/23/12	19,100.00	1.7800	33,998.00	Open Market
08/23/12	18,000.00	1.8190	32,742.00	Open Market
08/29/12	15,000.00	1.7200	25,800.00	Open Market
09/17/12	1,900.00	1.8500	3,515.00	Open Market
09/19/12	3,100.00	1.8500	5,735.00	Open Market
09/25/12	20,000.00	2.2300	44,600.00	Open Market
09/27/12	400.00	2.2000	880.00	Open Market

CCM Opportunistic Partners, LP
Purchase Date	Quantity	Price per Share	Total Cost	Form of Transaction
09/04/12	7,700.00	1.6955	13,055.35	Open Market
09/05/12	12,900.00	1.6429	21,193.41	Open Market
09/06/12	22,700.00	1.6745	38,011.15	Open Market
09/07/12	15,000.00	1.6733	25,099.50	Open Market

Aaron J. Kennon
Purchase Date	Quantity	Price per Share	Total Cost	Form of Transaction
08/29/12	5,000.00	1.7392	8,696.00	Open Market
08/30/12	10,000.00	1.7060	17,060.00	Open Market
09/05/12	5,000.00	1.6496	8,248.00	Open Market
09/06/12	5,000.00	1.6806	8,403.00	Open Market
09/07/12	1,250.00	1.6718	2,089.75	Open Market
09/10/12	5,000.00	1.6700	8,350.00	Open Market
09/21/12	(6,250.00)	2.0664	(12,915.00)	Open Market

Alfred John Knapp, Jr.
Purchase Date	Quantity	Price per Share	Total Cost	Form of Transaction
08/27/12	1,500.00	1.8300	2,745.00	Open Market
08/27/12	1,500.00	1.7600	2,640.00	Open Market
08/27/12	2,000.00	1.7600	3,520.00	Open Market
08/27/12	1,500.00	1.8000	2,700.00	Open Market
08/27/12	1,500.00	1.8000	2,700.00	Open Market
08/27/12	2,000.00	1.7900	3,580.00	Open Market
09/04/12	7,500.00	1.7210	12,907.50	Open Market
09/04/12	2,500.00	1.7200	4,300.00	Open Market
09/10/12	10,000.00	1.6910	16,910.00	Open Market
09/10/12	2,000.00	1.6900	3,380.00	Open Market
09/10/12	3,000.00	1.6900	5,070.00	Open Market
09/10/12	5,000.00	1.6900	8,450.00	Open Market
09/10/12	900.00	1.6900	1,521.00	Open Market
09/10/12	4,100.00	1.7000	6,970.00	Open Market
09/13/12	100.00	2.3120	231.20	Open Market
09/17/12	700.00	2.0300	1,421.00	Open Market
09/17/12	1,700.00	1.8900	3,213.00	Open Market
09/17/12	200.00	1.8900	378.00	Open Market
09/17/12	2,300.00	1.9000	4,370.00	Open Market
09/17/12	2,500.00	1.9090	4,772.50	Open Market
09/17/12	2,500.00	1.9100	4,775.00	Open Market
09/18/12	1,500.00	1.9500	2,925.00	Open Market
09/18/12	1,500.00	1.8800	2,820.00	Open Market
09/18/12	2,500.00	1.8940	4,735.00	Open Market
09/26/12	2,000.00	2.1500	4,300.00	Open Market
09/26/12	600.00	2.1490	1,289.40	Open Market
09/26/12	2,400.00	2.1590	5,181.60	Open Market
09/27/12	2,000.00	2.2100	4,420.00	Open Market
09/27/12	2,000.00	2.2700	4,540.00	Open Market
09/27/12	2,000.00	2.2900	4,580.00	Open Market
09/27/12	2,000.00	2.3100	4,620.00	Open Market
09/27/12	2,000.00	2.3800	4,760.00	Open Market

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On September 26, 2012 the Reporting Persons entered into an agreement in which, among other things, the Reporting Persons agreed to (a) form a “group” as defined under Section 13(d) of the Securities and Exchange Act of 1934, as amended for the purpose of enhancing shareholder value of the Company and (b) the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.

Item 7.                      Material to be Filed as Exhibits

Exhibit 99.1                      Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2012

Jeffrey Eberwein	Alfred John Knapp, Jr.

/s/ Jeffrey Eberwein	/s/ Alfred John Knapp, Jr.
Jeffrey Eberwein, Individually	Alfred John Knapp, Jr., Individually

Aaron J. Kennon	CCM Opportunistic Partners, LP

By: CCM Opportunistic Partners GP, LP, its General Partner
/s/ Aaron J. Kennon
Aaron J. Kennon, Individually	By: CCM GP, LLC, its General Partner

By: /s/ Alfred John Knapp, Jr.
David M. Heikkinen	Name: Alfred John Knapp, Jr.
Title: Manager

/s/ David M. Heikkinen
David M. Heikkinen, Individually	CCM Opportunistic Advisors, LLC

/s/ Alfred John Knapp, Jr.
Name: Alfred John Knapp, Jr.
Title: Manager